Artelo Biosciences, Inc.
505 Lomas Santa Fe, Suite 160
Solana Beach, California 92075

October 15, 2025

Daniel S. Farb
Newbury St., 3rd Floor
Boston, Massachusetts 02116

Ladies and Gentlemen:

This letter (this "**Agreement**") constitutes the agreement between (a) Artelo Biosciences, Inc. ("**Company**") and (b) Daniel S. Farb and each of the other related Persons (as defined below) set forth on the signature pages to this Agreement (collectively, the "**Farb Signatories**"). Company and the Farb Signatories are collectively referred to as the "**Parties**." The Farb Signatories and each Affiliate (as defined below) and Associate (as defined below) of each Farb Signatory are collectively referred to as the "**Farb Group**."

1.   *Board Presentation.* Company's board of directors (the "**Board**") shall permit Daniel S. Farb to present his ideas to the Board for value creation at the Company at the earlier of (a) the next regularly scheduled Board meeting, and (b) a special meeting of the Board convened for the purpose of accommodating Mr. Farb's presentation.

2.   *Voting Commitment.* During the Restricted Period (as defined below), at each annual or special meeting of Company's stockholders (including any adjournments, postponements or other delays thereof) or action by written consent, the Farb Signatories will cause all Voting Securities (as defined below) that are beneficially owned by the Farb Group and that the Farb Group has the right to vote as of the applicable record date for such stockholder meeting or action by written consent to be (a) present for quorum purposes and (b) voted or consented (i) in favor of the election of each person nominated by the Board for election as a director; (ii) against any proposals or resolutions to remove any member of the Board; and (iii) in accordance with the recommendation of the Board on all other proposals or business that may be the subject of stockholder action at such meeting or action by written consent, except that (A) if Institutional Shareholder Services Inc. ("**ISS**") and Glass Lewis & Co., LLC ("**Glass Lewis**") recommend otherwise with respect to any proposals or business (other than the election or removal of directors), each member of the Farb Group shall be permitted to vote in accordance with such ISS and Glass Lewis recommendation, and (B) each member of the Farb Group shall be permitted to vote in its sole discretion on any proposal with respect to an Extraordinary Transaction (as defined below). Company agrees to use reasonable efforts to provide the Farb Signatories with at least five Business Days' (as defined below) written notice of the record date for each annual or special meeting of Company's stockholders (including any adjournments, postponements or other delays thereof) during the Restricted Period (it being understood and agreed that if Company fails to provide such notice, the obligations set forth in this paragraph 2 shall only apply to Voting Securities which the Farb Group is entitled to vote as of the record date for such applicable meeting).

3.   *Standstill*.

(a)   *Restricted Activities*. During the Restricted Period, each of the Farb Signatories agrees that it will not, and shall cause the other members of the Farb Group not to, in any way, directly or indirectly (in each case, except as expressly permitted by this Agreement):

(i)   acquire, offer or seek to acquire, agree to acquire, or acquire rights or options to acquire (except by way of stock dividends or other distributions or offerings made available to holders of Voting Securities generally on a pro rata basis or pursuant to an Extraordinary Transaction), whether by purchase, tender or exchange offer, through the acquisition of control of another Person, by joining a group, through swap or hedging transactions or otherwise, beneficial ownership of any securities of Company (other than through a broad-based market basket or index), except that the Farb Group, in the aggregate, may, in accordance with the terms of this Agreement and applicable securities laws, acquire additional shares of Company's common stock so long as the Farb Group beneficially owns, in the aggregate, no more than 8 percent of the then-outstanding shares of Company's common stock, including through the exercise of, or acquisition of, derivative securities;

(ii)   make any public announcement or proposal with respect to, or publicly offer or propose, (A) any form of business combination or acquisition or other transaction relating to a material amount of assets or securities of Company or any of its subsidiaries; (B) any form of restructuring, recapitalization, change in capital allocation or similar transaction with respect to Company or any of its subsidiaries; or (C) any form of tender or exchange offer for shares of Company's common stock or other Voting Securities, whether or not such transaction involves a Change of Control (as defined below) of Company, it being understood that none of the foregoing will prohibit any member of the Farb Group from (1) selling or tendering its shares of Company's common stock, and otherwise receiving consideration, pursuant to any such transaction or (2) voting on any such transaction in its sole discretion in accordance with paragraph 2;

(iii)   engage in, or knowingly assist in the engagement in (including engagement by use of or in coordination with a universal proxy card), any solicitation of proxies or written consents to vote any Voting Securities, or conduct, or assist in the conducting of, any type of binding or nonbinding referendum with respect to any Voting Securities, or assist or participate in any other way, directly or indirectly, in any solicitation of proxies (or written consents) with respect to, or from the holders of, any Voting Securities, or otherwise become a "participant" in a "solicitation," as such terms are defined in Instruction 3 of Item 4 of Schedule 14A and Rule 14a-1 of Regulation 14A, respectively, under the Securities Exchange Act of 1934, as amended, and with the rules and regulations thereunder (the "**Exchange Act**"), to vote any securities of Company (including by initiating, encouraging or participating in any "withhold" or similar campaign), in each case other than in a manner that is consistent with the Board's recommendation on a matter or otherwise consistent with the voting obligations set forth in paragraph 2;

(iv)   initiate, propose or otherwise "solicit" (as such term is used in the proxy rules of the Securities and Exchange Commission ("**SEC**"), including any solicitations of the type contemplated by Rule 14a-2(b) promulgated under the Exchange Act) Company's stockholders for the approval of any stockholder proposal, whether made pursuant to Rule 14a-4 or Rule 14a-8 promulgated under the Exchange Act, or otherwise, or knowingly cause or encourage any Person to initiate or submit any such stockholder proposal;

(v)   (A) seek, alone or in concert with others, election or appointment to, or representation on, the Board, (B) nominate or propose the nomination of, or recommend the nomination of, or encourage any Person to nominate or propose the nomination of or recommend the nomination of, any candidate to the Board, or (C) seek, alone or in concert with others, or encourage any Person to seek, the removal of any member of the Board;

(vi)   advise or knowingly encourage any Person with respect to the voting of (or execution of a written consent in respect of) or disposition of any securities of Company other than in a manner that is consistent with the Board's recommendation on a matter or otherwise consistent with the voting obligations set forth in paragraph 2;

(vii)   other than in open market sale transactions where the identity of the purchaser is not known, sell, offer or agree to sell directly or indirectly, through swap or hedging transactions or otherwise, any securities of Company, or any rights decoupled from the underlying securities held by the Farb Signatories, to any Person not a party to this Agreement or an Affiliate or Associate thereof (a "**Third Party**") with a known history of activism or known plans to engage in activism with respect to Company;

(viii)   take any action in support of, or make any proposal or request that constitutes or would result in: (A) advising, replacing or influencing any director or the management of Company, including any plans or proposals to change the number or term of directors or to fill any vacancies on the Board; (B) any material change in the capitalization, stock repurchase programs and practices or dividend policy of Company; (C) any other material change in Company's management, business or corporate structure; (D) seeking to have Company waive or make amendments or modifications to its bylaws or certificate of incorporation, or other actions that could reasonably be expected to impede or facilitate the acquisition of control of Company by any Person; (E) causing a class of securities of Company to be delisted from, or to cease to be authorized to be quoted on, any securities exchange; or (F) causing a class of securities of Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act (in each case except as otherwise permitted by paragraphs 1 through 2);

(ix)   communicate with stockholders of Company or others pursuant to Rule 14a-1(*l*)(2)(iv) under the Exchange Act (other than in connection with an Extraordinary Transaction);

(x)   call or seek to call, or request the call of, alone or in concert with others, any meeting of stockholders, whether or not such a meeting is permitted by the bylaws, including a "town hall meeting";

(xi)   deposit any shares of Company's common stock or other Voting Securities in any voting trust or subject any shares of Company's common stock or other Voting Securities to any arrangement or agreement with respect to the voting of any shares of Company's common stock or Voting Securities (other than (A) any such voting trust, agreement, or arrangement solely among the Farb Signatories and their Affiliates and Associates, (B) customary brokerage accounts, margin accounts, prime brokerage accounts and the like, and (C) otherwise in accordance with this Agreement);

(xii)   submit, or seek, or knowingly encourage or advise any Person, to submit, nominations or proposals in furtherance of the election or removal of directors with respect to Company, or take any other action, or knowingly encourage or advise any Person, with respect to the election, appointment or removal of any directors;

(xiii)   form, join or in any other way participate in any "group" (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any Voting Security (other than a group that includes all or some of the Farb Signatories); provided, however, that nothing herein shall limit the ability of an Affiliate of the Farb Signatories to join or in any way participate in the "group" currently in existence as of the execution date of this Agreement and comprising the Farb Signatories following the execution of this Agreement, so long as any such Affiliate agrees to be subject to, and bound by, the terms and conditions of this Agreement and, if required under the Exchange Act, files a Schedule 13D or an amendment thereof, as applicable, within two Business Days after disclosing that the Farb Signatories have formed a group with such Affiliate;

(xiv)   demand a copy of Company's list of stockholders or its other books and records or make any request pursuant to Rule 14a-7 under the Exchange Act or under any statutory or regulatory provisions of Nevada providing for stockholder access to books and records (including lists of stockholders) of Company;

(xv)   make any request or submit any proposal to amend or waive the terms of this paragraph 3, other than through non-public communications with Company that would not be reasonably likely to trigger public disclosure obligations for any Party; or

(xvi)   enter into any discussions, negotiations, agreements or understandings with any Person with respect to any action that the Farb Signatories are prohibited from taking pursuant to this paragraph 3, or advise, assist, knowingly encourage or seek to persuade any Person to take any action or make any statement with respect to any such action, or otherwise take or cause any action or make any statement inconsistent with any of the foregoing.

(b)   *Permitted Activities*. Notwithstanding anything to the contrary in this Agreement, including paragraph 3(a), the members of the Farb Group shall not be prohibited or restricted from (i) communicating privately with members of the Board or officers of Company regarding any matter in a manner consistent with communications that may be reasonably made by all stockholders of Company, so long as such communications are not intended to lead to, and would not reasonably be expected to require, any public disclosure of such communications by any Party; (ii) taking any action necessary to comply with any law, rule or regulation or any action required by any governmental or regulatory authority or stock exchange that has, or may have, jurisdiction over any member of the Farb Group, but only so long as a breach by any member of the Farb Group of this Agreement is not the cause of the applicable requirement; (iii) communicating with stockholders of Company and others in a manner that does not otherwise violate this Agreement; and (iv) exchanging, tendering or otherwise participating in any tender or exchange offer with respect to Company's common stock, whether or not such transaction constitutes an Extraordinary Transaction, on the same basis as the other stockholders of Company.

(c)   *Stockholder Access to Company*. The Farb Signatories and Company acknowledge that, other than as restricted by the terms in this Agreement or applicable law, the Farb Signatories shall conduct themselves as, and be treated as, any other stockholder, with similar stockholder rights and access to management and the Board. The Farb Signatories shall not have or claim any information rights beyond those afforded to all other stockholders (other than as limited or otherwise restricted by the provisions of paragraph 3(a)) and acknowledge Company's securities disclosure obligations, including under Regulation FD.

4.   *Mutual Non-Disparagement*.

(a)   *With Respect to Farb Group*. During the Restricted Period, Company will not, and will cause its directors, officers and employees not to, make or cause to be made any statement to any Third Party that disparages, calls into disrepute, slanders, impugns, casts in a negative light or otherwise damages the reputation of any member of the Farb Group or any of their respective Affiliates, Associates, subsidiaries, successors or assigns, or any of its or their respective current or former officers, directors or employees, or any of its or their respective businesses, products or services.

(b)   *With Respect to Company*. During the Restricted Period, the Farb Signatories will not, and will cause the other members of the Farb Group and its and their directors, officers and employees not to, make or cause to be made any statement to any Third Party that disparages, calls into disrepute, slanders, impugns, casts in a negative light or otherwise damages the reputation of Company or any of its Affiliates, Associates, subsidiaries, successors or assigns, or any of its or their respective current or former officers, directors or employees, or any of its or their respective businesses, products or services.

(c)   *Exceptions*. Notwithstanding the foregoing, this paragraph 4 will not restrict the ability of any Person to (i) comply with any subpoena or other legal process or respond to a request for information from any governmental authority with jurisdiction over such Person; (ii) enforce such Person's rights pursuant to this Agreement; or (iii) publicly respond to a statement made in violation of paragraph 4(a) or paragraph 4(b), as applicable.

5.   *No Litigation.* Each Party agrees that, during the Restricted Period, it shall not institute, solicit, join or assist in any lawsuit, claim or proceeding before any court or government agency (each, a "**Legal Proceeding**") against the other Party, any Affiliate of the other Party or any of their respective current or former directors or officers (solely in connection with their service in such capacities), except for (a) any Legal Proceeding initiated primarily to remedy a breach of or to enforce this Agreement and (b) counterclaims with respect to any proceeding initiated by or on behalf of one Party or its Affiliates against the other Party or its Affiliates; provided, however, that the foregoing shall not prevent any Party, any Affiliate of such Party or any of their respective current or former directors, officers, employees or advisors from responding to oral questions, interrogatories, requests for information or documents, subpoenas, civil investigative demands or similar processes (each, a "**Legal Requirement**") in connection with any Legal Proceeding if such Legal Proceeding has not been initiated by, on behalf of or at the

suggestion of such Party; provided, further, that in the event any Party, any Affiliate of such Party or any of their respective current or former directors, officers, employees or advisors receives such Legal Requirement, such Party shall give prompt written notice of such Legal Requirement to the other Party (except where such notice would be legally prohibited or not practicable). Each Party represents and warrants that, as of the date of this Agreement, neither it nor any assignee has filed any lawsuit against the other Party. Notwithstanding anything to the contrary herein, this paragraph 5 shall not prohibit any member of the Farb Group from exercising any available statutory appraisal rights (if any) with respect to the Company.

6.   *Mutual Releases*

(a) Upon execution of this Agreement by all Parties, Company, on behalf of itself and its respective officers, owners, employees, heirs, administrators, executors, Affiliates, attorneys, successors, assigns and agents, releases and discharges the Farb Signatories, as well as their Affiliates, representatives, employees, heirs, administrators, executors, successors, assigns and agents (the "**Farb Released Parties**"), from all claims (including without limitation claims, cross-claims, counterclaims, third-party claims, and all other types of claims), contractual obligations, causes of action, suits, rights, debts, sums of money, accounts, damages, reckonings, bonds, bills, covenants, controversies, losses, negligence, agreements, promises, variances, liabilities, costs, expenses, duties, judgments, executions and demands whatsoever, including claims for disgorgement, compensatory, punitive, or exemplary damages, statutory damages, treble damages, claims for reimbursement, indemnification, contribution, or statutory rights or violations, claims for interest, costs, or attorneys' fees, sanctions, judgments, losses, charges, claims for declaratory or injunctive or other equitable relief, and any and all complaints whatsoever, of every kind, nature, and description, under any law of any jurisdiction, whether at law, in equity, or otherwise, whether based on statute, regulations, common law, civil law, or any other type, form, or right of action, and whether foreseen or unforeseen, actual or potential, matured or unmatured, contingent or liquidated, known or unknown, suspected or unsuspected, accrued or not accrued, or apparent or unapparent, which Company now has, ever had, or hereafter can, shall or may have against the Farb Released Parties for reason of any matter, cause or thing whatsoever, whether known or unknown, from day one of the beginning of the world through the date of this Agreement, provided that nothing in this release shall prevent Company from enforcing this Agreement.

(b) Upon execution of this Agreement by all Parties, the Farb Signatories, on behalf of themselves and their respective officers, owners, employees, heirs, administrators, executors, Affiliates, attorneys, successors, assigns and agents, releases and discharges Company, as well as its Affiliates, representatives, employees, heirs, administrators, executors, successors, assigns and agents (the "**Company Released Parties**"), from all claims (including without limitation claims, cross-claims, counterclaims, third-party claims, and all other types of claims), contractual obligations, causes of action, suits, rights, debts, sums of money, accounts, damages, reckonings, bonds, bills, covenants, controversies, losses, negligence, agreements, promises, variances, liabilities, costs, expenses, duties, judgments, executions and demands whatsoever, including claims for disgorgement, compensatory, punitive, or exemplary damages, statutory damages, treble damages, claims for reimbursement, indemnification, contribution, or statutory rights or violations, claims for interest, costs, or attorneys' fees, sanctions, judgments, losses, charges, claims for declaratory or injunctive or other equitable relief, and any and all complaints whatsoever, of every kind, nature, and description, under any law of any jurisdiction, whether at law, in equity, or otherwise, whether based on statute, regulations, common law, civil law, or any other type, form, or right of action, and whether foreseen or unforeseen, actual or potential, matured or unmatured, contingent or liquidated, known or unknown, suspected or unsuspected, accrued or not accrued, or apparent or unapparent, which the Farb Signatories now have, ever had, or hereafter can, shall or may have against the Company Released Parties for reason of any matter, cause or thing whatsoever, whether known or unknown, from day one of the beginning of the world through the date of this Agreement, provided that nothing in this release shall prevent the Farb Signatories from enforcing this Agreement.

7.   *Withdrawal of Nominations*. The Farb Group agrees that automatically and without any additional action by any Party, upon the execution of this Agreement by all of the Parties, Daniel S. Farb will be deemed to have irrevocably withdrawn his nomination of candidates for election as directors of Company set forth in his letter to Company dated September 19, 2025 (the "**Nomination Letter**," and together with any and all communications between or amongst the Farb Group, Company and any of their Affiliates, directors, officers, employees or advisors, the "**Nomination Materials**"). In connection with and notwithstanding Daniel S. Farb's withdrawal of the Nomination Letter, the Company agrees to, and shall cause each of its Affiliates, directors, officers, employees and advisors to, keep any and all Nomination Materials, and any information contained within the Nomination Materials, strictly confidential and not disclose any such information to any Third Party; provided, however, that the Company and any of its Affiliates, directors, officers, employees or advisors may disclose such information pursuant to (a) a Legal Proceeding or (b) a Legal Requirement in connection with a Legal Proceeding if such Legal Proceeding has not been initiated by, on behalf of or at the suggestion of the Company.

8.   *Compliance with this Agreement*. The Farb Signatories will cause the other members of the Farb Group to comply with the terms of this Agreement and will be responsible for any breach of the terms of this Agreement by any member of the Farb Group (even if such member of the Farb Group is not a party to this Agreement).

9.   *Expenses*. Within five Business Days of the receipt of reasonable documentation, Company will reimburse the Farb Group for the reasonable and documented out-of-pocket expenses (including legal fees and expenses) incurred by the Farb Group in connection with its nomination of director candidates, Company's 2025 annual meeting of stockholders, the negotiation and execution of this Agreement, and related matters in an aggregate amount not to exceed $90,000. Except as set forth in the preceding sentence, all fees, costs and expenses incurred in connection with this Agreement will be paid by the Person incurring such fee, cost or expense.

10.   *Public Disclosure.*

(a)   *Form 8-K*. No later than 5:00 p.m., Eastern time, on the date that is two Business Days from the date of execution of this Agreement, Company will promptly prepare and file with the SEC a Current Report on Form 8-K (the "**Form 8-K**") reporting the entry into this Agreement. All disclosure in the Form 8-K will be consistent with this Agreement. Company will provide the Farb Signatories and their counsel with a reasonable opportunity to review and comment on the Form 8-K prior to filing, and will consider in good faith any changes proposed by the Farb Signatories or their counsel. Neither Company nor any member of the Farb Group will (i) make any public statements with respect to the matters covered by this Agreement (or in any other filing with the SEC, any other regulatory or governmental agency, any stock exchange or in any materials that would reasonably be expected to be filed with the SEC) that are inconsistent with, or otherwise contrary to the Form 8-K or the terms of this Agreement; or (ii) speak on the record or on background with the press, media or any analysts about the other Party or any of its respective Affiliates, Associates, subsidiaries, successors or assigns, or any of its or their respective current or former officers, directors or employees. Prior to the filing of the Form 8-K, neither Company nor any member of the Farb Group will issue any press release or public announcement regarding this Agreement or take any action that would require public disclosure of this Agreement.

(b)   *Schedule 13D*. Daniel S. Farb will promptly prepare and file (but not before the filing of the Form 8-K) with the SEC an amendment to his Schedule 13D (such amendment, the "**Amended Schedule 13D**") reporting the entry into this Agreement. All disclosure in the Amended Schedule 13D will be consistent with this Agreement. Daniel S. Farb will provide Company and its counsel with a reasonable opportunity to review and comment on the Amended Schedule 13D prior to filing, and will consider in good faith any changes proposed by Company or its counsel.

11.   *Definitions*. As used in this Agreement, the following terms have the following meanings:

(a)   "**Affiliate**" has the meaning set forth in Rule 12b-2 promulgated under the Exchange Act and will include Persons who become Affiliates of any Person after the date of this Agreement. The term "Affiliate" shall not include any publicly traded portfolio company of any member of the Farb Group. For purposes of this Agreement, no member of the Farb Group shall be deemed an Affiliate of Company and Company shall not be deemed an Affiliate of any member of the Farb Group.

(b)   "**Associate**" has the meaning set forth in Rule 12b-2 promulgated under the Exchange Act and will include Persons who become Associates of any Person after the date of this Agreement, but will exclude any Person not controlled by or under common control with the related Person.

(c)   "**beneficially own**," "**beneficially owned**" and "**beneficial owners**" has the meaning set forth in Rule 13d-3 and Rule 13d-5(b)(1) promulgated under the Exchange Act.

(d)   "**Business Day**" means any day other than a Saturday, Sunday or a day on which the Federal Reserve Bank of San Francisco is closed.

(e)   "**Change of Control**" shall be deemed to have taken place if (i) any Person is or becomes a beneficial owner, directly or indirectly, of securities of Company representing more than 50 percent of the equity interests and voting power of Company's then-outstanding equity securities; or (ii) Company enters into a stock-for-stock transaction (or one or more related transactions) whereby immediately after the consummation of the transactions Company's stockholders retain, directly or indirectly, less than 50 percent of the equity interests and voting power of the surviving entity's then-outstanding equity securities.

(f)   "**Extraordinary Transaction**" means any equity tender offer, equity exchange offer, merger, acquisition, joint venture, business combination, financing, recapitalization, reorganization, restructuring, disposition, distribution, or other transaction with a Third Party that, in each case, would result in a Change of Control of Company, including any liquidation, dissolution or other extraordinary transaction involving a majority of its equity securities or all or substantially all of its assets (determined on a consolidated basis), and, for the avoidance of doubt, including any such transaction with a Third Party that is submitted for a vote of Company's stockholders;

(g)   "**Person**" will be interpreted broadly to include, among others, any individual, general or limited partnership, corporation, limited liability or unlimited liability company, joint venture, estate, trust, group, association or other entity of any kind or structure.

(h)   "**Restricted Period**" means the period from the date of this Agreement until 11:59 p.m., Pacific time, on the day that is 15 days prior to the deadline for the submission of stockholder nominations of directors and business proposals for Company's 2027 annual meeting of stockholders.

(i)   "**Voting Securities**" means the shares of Company's capital stock and any other securities of Company entitled to vote in the election of directors, or securities convertible into, or exercisable or exchangeable for, such shares or other securities, whether or not subject to the passage of time or other contingencies.

12.   *Interpretations*. The words "include," "includes" and "including" will be deemed to be followed by the words "without limitation." Unless the context requires otherwise, "or" is not exclusive. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Any agreement, instrument, law, rule or statute defined or referred to in this Agreement means, unless otherwise indicated, such agreement, instrument, law, rule or statute as from time to time amended, modified or supplemented. The measure of a period of one month or year for purposes of this Agreement will be the day of the following month or year corresponding to the starting date. If no corresponding date exists, then the end date of such period being measured will be the next actual day of the following month or year (for example, one month following February 18 is March 18 and one month following March 31 is May 1).

13.   *Representations of the Farb Signatories*. Each of the Farb Signatories, severally and not jointly, represents that (a) its authorized signatory set forth on the signature page of this Agreement has the power and authority to execute this Agreement and any other documents or agreements to be entered into in connection with this Agreement and to bind such Person; (b) this Agreement has been duly authorized, executed and delivered by it and is a valid and binding obligation of such Person, enforceable against it in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles; (c) this Agreement does not and will not violate any law, any order of any court or other agency of government, its organizational documents or any provision of any agreement or other instrument to which it or any of its properties or assets is bound, or conflict with, result in a material breach of or constitute (with due notice or lapse of time or both) a default under any such agreement or other instrument to which any member of the Farb Group

is bound, or result in the creation or imposition of, or give rise to, any material lien, charge, restriction, claim, encumbrance or adverse penalty of any nature whatsoever; (d) except as otherwise disclosed to Company, it has not, and no member of the Farb Group has, directly or indirectly, compensated or entered into any agreement, arrangement or understanding to compensate any person for his or her service as a director of Company with any cash, securities (including any rights or options convertible into or exercisable for or exchangeable into securities or any profit sharing agreement or arrangement) or other form of compensation directly or indirectly related to Company or its securities; and (e) except as otherwise disclosed to Company, as of the date of this Agreement, the Farb Signatories (i) are the beneficial owners of an aggregate of 153,003 shares of Company's common stock, (ii) have voting authority over such shares, and (iii) own no other equity or equity-related interest in Company other than 11,299 warrants referencing 11,299 shares of Company common stock, which have an exercise price of $10.00 per share and expire in June 2030, as further described in Daniel S. Farb's Schedule 13D.

14.   *Representations of Company*. Company represents that (a) its authorized signatory set forth on the signature page to this Agreement has the power and authority to execute this Agreement and any other documents or agreements to be entered into in connection with this Agreement and to bind Company; (b) this Agreement has been duly authorized, executed and delivered by it and is a valid and binding obligation of Company, enforceable against Company in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles; (c) this Agreement does not require the approval of the stockholders of Company; and (d) this Agreement does not and will not violate any law, any order of any court or other agency of government, Company's articles of incorporation or bylaws, each as amended from time to time, or any provision of any agreement or other instrument to which Company or any of its properties or assets is bound, or conflict with, result in a material breach of or constitute (with due notice or lapse of time or both) a default under any such agreement or other instrument to which Company is bound, or result in the creation or imposition of, or give rise to, any material lien, charge, restriction, claim, encumbrance or adverse penalty of any nature whatsoever. Company has not taken any actions with respect to any matters related to this Agreement that require disclosure on a Current Report on Form 8-K prior to the date of this Agreement that have not previously been disclosed.

15.   *Specific Performance; Fees*. Each Party acknowledges and agrees that money damages would not be a sufficient remedy for any breach (or threatened breach) of this Agreement by it and that, in the event of any breach or threatened breach of this Agreement, (i) the Party seeking specific performance will be entitled to seek injunctive and other equitable relief, without proof of actual damages; (ii) the Party against whom specific performance is sought will not plead in defense that there would be an adequate remedy at law; and (iii) the Party against whom specific performance is sought agrees to waive any applicable right or requirement that a bond be posted. Such remedies will not be the exclusive remedies for a breach of this Agreement and will be in addition to all other remedies available at law or in equity. If a Party institutes any legal suit, action, or proceeding against the other Party to enforce this Agreement (or obtain any other remedy regarding any breach of this Agreement) or arising out of or relating to this Agreement, including contract, equity, tort, fraud, and statutory claims, the prevailing Party in the suit, action, or proceeding is entitled to receive, and the non-prevailing Party shall pay, in addition to all other

remedies to which the prevailing Party may be entitled, the costs and expenses incurred by the prevailing Party in conducting the suit, action, or proceeding, including actual attorneys' fees and expenses, even if not recoverable by law.

16.   *Entire Agreement; Binding Nature; Assignment; Waiver*. This Agreement constitutes the only agreement between the Parties with respect to the subject matter of this Agreement and it supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written. This Agreement binds, and will inure to the benefit of, the Parties and their respective successors and permitted assigns. No Party may assign or otherwise transfer either this Agreement or any of such Party's rights, interests, or obligations under this Agreement without the prior written approval of the other Party. Any purported transfer requiring consent without such consent is void. No amendment, modification, supplement or waiver of any provision of this Agreement will be effective unless it is in writing and signed by the affected Party, and then only in the specific instance and for the specific purpose stated in such writing. Any waiver by any Party of a breach of any provision of this Agreement will not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Agreement. The failure of a Party to insist upon strict adherence to any term of this Agreement on one or more occasions will not be considered a waiver or deprive that Party of the right to insist upon strict adherence to that term or any other term of this Agreement in the future.

17.   *Severability*. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, then the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement that is held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable, and this Agreement will otherwise be construed so as to effectuate the original intention of the Parties reflected in this Agreement. The Parties further agree to replace such invalid or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the purposes of such invalid or unenforceable provision.

18.   *Governing Law; Forum*. This Agreement is governed by and will be construed in accordance with the laws of the State of Nevada. Each of the Parties (a) irrevocably and unconditionally consents to the exclusive personal jurisdiction and venue of the Clark County District Court of the State of Nevada and any appellate court thereof (unless the federal courts have exclusive jurisdiction over the matter, in which case the United States District Court for the District of Nevada and any appellate court thereof will have exclusive personal jurisdiction); (b) agrees that it will not challenge such personal jurisdiction by motion or other request for leave from any such court; (c) agrees that it will not bring any action relating to this Agreement or otherwise in any court other than the such courts; and (d) waives any claim of improper venue or any claim that those courts are an inconvenient forum. The Parties agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in paragraph 21 or in such other manner as may be permitted by applicable law, will be valid and sufficient service thereof.

19.   *Waiver of Jury Trial*. EACH OF THE PARTIES, AFTER CONSULTING OR HAVING HAD THE OPPORTUNITY TO CONSULT WITH COUNSEL, KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES ANY RIGHT THAT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN ANY LITIGATION BASED UPON OR ARISING OUT OF

THIS AGREEMENT OR ANY COURSE OF CONDUCT, DEALING, STATEMENTS (WHETHER ORAL OR WRITTEN), OR ACTIONS OF ANY OF THEM. No Party will seek to consolidate, by counterclaim or otherwise, any action in which a jury trial has been waived with any other action in which a jury trial cannot be or has not been waived.

20.   *Third Party Beneficiaries*. This Agreement is solely for the benefit of the Parties and is not enforceable by any other Person.

21.   *Notices*. All notices and other communications under this Agreement must be in writing and will be deemed to have been duly delivered and received (a) four Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid; (b) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service; (c) immediately upon delivery by hand; or (d) on the date sent by email (except that notice given by email will not be effective unless either (i) a duplicate copy of such email notice is promptly given by one of the other methods described in this paragraph 21 or (ii) the receiving Party delivers a written confirmation of receipt of such notice either by email or any other method described in this paragraph 21 (excluding "out of office" or other automated replies)). The addresses for such communications are as follows. At any time, any Party may, by notice given to the other Parties in accordance with this paragraph 21, provide updated information for notices pursuant to this Agreement.

If to Company:

Artelo Biosciences, Inc.
505 Lomas Santa Fe, Suite 160
Solana Beach, California 92075
Attn: Gregory D. Gorgas
Email: gorgas@artelobio.com

with a copy (which will not constitute notice) to:

Wilson Sonsini Goodrich & Rosati, Professional Corporation
650 Page Mill Road
Palo Alto, California 94304-1050
Attn: Sebastian Alsheimer
         Lucas E. Wherry
Email: salsheimer@wsgr.com; lwherry@wsgr.com

If to the Farb Signatories:

Daniel S. Farb
38 Newbury St., 3rd Floor
Boston, Massachusetts 02116
Email: df@bigmillpond.com

with a copy (which will not constitute notice) to:

Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019
Attn: Ryan P. Nebel
            Ian Engoron
Email: RNebel@olshanlaw.com; IEngoron@olshanlaw.com

22.   *Representation by Counsel*. Each of the Parties acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement, and that it has executed this Agreement with the advice of such counsel. Each Party and its counsel cooperated and participated in the drafting and preparation of this Agreement, and any and all drafts of this Agreement exchanged among the Parties will be deemed the work product of all of the Parties and may not be construed against any Party by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any Party that drafted or prepared it is of no application and is expressly waived by each of the Parties, and any controversy over interpretations of this Agreement will be decided without regard to events of drafting or preparation.

23.   *Counterparts*. This Agreement and any amendments to this Agreement may be executed in one or more textually identical counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Any such counterpart, to the extent delivered by fax or .pdf, .tif, .gif, .jpg or similar attachment to electronic mail or by an electronic signature service (any such delivery, an "**Electronic Delivery**"), will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party may raise the use of an Electronic Delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of an Electronic Delivery, as a defense to the formation of a contract, and each Party forever waives any such defense, except to the extent that such defense relates to lack of authenticity.

24.   *Headings*. The headings set forth in this Agreement are for convenience of reference purposes only and will not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision of this Agreement.

25.   *Termination*. Unless otherwise mutually agreed in writing by each Party, this Agreement shall terminate upon the expiration of the Restricted Period. Notwithstanding the foregoing, paragraph 6, paragraph 6, paragraph 9, paragraph 11, paragraph 12 and paragraphs 15 through 25 shall survive the termination of this Agreement. No termination of this Agreement shall relieve any Party from liability for any breach of this Agreement prior to such termination. Notwithstanding anything to the contrary in this Agreement (including the second sentence of this paragraph 25), Company's obligations under paragraphs 1 and 6 will immediately terminate upon the earliest of: (a) any member of the Farb Group materially breaching this Agreement and such breach not being cured (if capable of being cured) within 15 Business Days after receipt by the

Farb Signatories from Company of written notice specifying the breach (or, if later, the final judicial resolution of any dispute between the Parties related to the occurrence of such breach); or (b) the submission by any member of the Farb Group during the Restricted Period of any director nominations in connection with any meeting of Company's stockholders. Notwithstanding anything to the contrary in this Agreement (including the second sentence of this paragraph 25), the Farb Group's obligations under paragraphs 3 and 6 will immediately terminate upon Company materially breaching this Agreement and such breach not being cured (if capable of being cured) within 15 Business Days after receipt by Company from the Farb Signatories of written notice specifying the breach (or, if later, the final judicial resolution of any dispute between the Parties related to the occurrence of such breach).

[*Signature page follows*.]

Very truly yours,

ARTELO BIOSCIENCES, INC.

By: /s/ Gregory D. Gorgas
     Name: Gregory D. Gorgas
     Title: Chief Executive Officer and
     President

ACCEPTED AND AGREED
as of the date written above:

MILL POND CAPITAL, LLC

By: /s/ Daniel S. Farb
     Name: Daniel S. Farb
     Title: President and Managing Member

BIG MILL POND CAPITAL MANAGEMENT, LLC

By: /s/ Daniel S. Farb
     Name: Daniel S. Farb
     Title: President and Managing Member

DANIEL S. FARB

/s/ Daniel S. Farb